Exhibit 99.2

2025 Earnings SECOND QUARTER

Disclaimers

This presentation by Webull Corporation ("Webull") includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Among other things, statements other than statements of historical fact, including statements about Webull's beliefs and expectations, Webull's business strategy and operational plans, planned products and services, financial and market outlook, and projections, are forward-looking statements. These forward-looking statements can be identified by terminology such as "may," "could," "will," "expect," "anticipate," "aim," "future," "intend," "plan," "believe," "estimate," "likely to," "potential," "confident," "guidance," and similar terminology, although not all forward-looking statements contain such terminology. All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of Webull and its management as of the date of this presentation, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to Webull and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to, the risks and uncertainties that are more fully described in filings made, or to be made, by Webull with the U.S. Securities and Exchange Commission (the "SEC"), including in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in those filings. There may be additional risks that Webull and its management presently do not know or that Webull and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this presentation may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. All information provided in this presentation is as of the date hereof, and Webull undertakes no obligation to update any forward-looking statement, except as required under applicable law.

This presentation contains certain financial measures that are not recognized under generally accepted accounting principles in the U.S. ("GAAP"), including adjusted operating profit, adjusted net income, and adjusted operating expenses. Adjusted operating profit represents income from continuing operations, before income taxes, excluding share-based compensation expenses, one-time transactions, and other expense (income), net. Adjusted net income represents net income attributable to the Company, excluding share-based compensation expenses, foreign currency transaction gains and losses and one-time transactions. Adjusted operating expenses represent total operating expenses, excluding share-based compensation expenses. Webull believes that adjusted operating profit, adjusted net income, and adjusted operating expenses help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from continuing operations, before income taxes, and total operating expenses. Such measures also provide useful information about Webull's operating results, enhances the overall understanding of Webull's past performance and future prospects and allows for greater visibility with respect to key metrics used by Webull's management in its financial and operational decision-making. The reconciliation of those measures to the most comparable GAAP measures is presented in the Appendix at the end of this presentation. These non-GAAP measures have limitations as an analytical tool and you should not consider them in isolation or as a substitute for an analysis of Webull's financial results under GAAP. Adjusted operating profit, adjusted net income and adjusted operating expenses presented here may not be comparable to similarly titled measures presented by other companies.

This presentation does not constitute investment, tax or legal advice, and does not contain all relevant information relating to Webull or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of Webull. This presentation does not constitute (i) an offer or invitation for the sale or purchase of our securities or a commitment of Webull, or (ii) a solicitation of proxy, consent or authorization with respect to any securities. This presentation shall not form the basis of any contract, commitment or investment decision and does not constitute either advice or recommendation regarding any securities. Nothing contained in this presentation shall be relied upon as a promise or representation as to the past or future performance or results of Webull.

We own or have rights to various trademarks, trade names or service marks that we use in connection with our business, including, among others, "Webull" and our other registered and common law trade names, trademarks and service marks, including our corporate logo. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the TM and ® symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.

The unaudited financial and operational information included in this presentation is subject to potential adjustments and is based on the information available to management at this time. Potential adjustments to operational and consolidated financial information may be identified from work performed during Webull's preparation of financial statements subsequently hereto or its year-end audit. Information may also be presented differently from the information included herein in the future. This could result in significant differences from the unaudited or other historical operational and financial information included herein.

webullcorp.com/investor-relations/

Webull

Total Revenues $ in millions Q2 2025 Highlights Accelerating revenue growth with controlled expenses delivers another quarter of solid profitability 2 Adjusted Operating Expenses $ in millions webullcorp.com/investor - relations/ 90.1 131.5 2Q 24 2Q 25 90.3 108.2 2Q 24 2Q 25 +46% +20% Adjusted Operating Profit $ in millions - 0.3 23.3 2Q 24 2Q 25 - 0.3% 17.7% +18PT OPERATING PROFIT MARGIN IMPROVEMENT OVER Q2 LAST YEAR

Webull 2025 Roadmap Expanding Product Offerings Entering New Asset Classes Expanding Access Globally • 75k subscribers 4 months after launch, well ahead of internal target of 100k subscribers by year - end • Relaunched crypto in the US with the consolidation of Webull Pay We are making solid progress on our product roadmap and continuing to build on recent launches Webull Premium Prediction markets Advisor solutions • Added crypto hourlies and Fed events following the successful launch of S&P 500 and Nasdaq hourlies • Added 5 strategies with 30 portfolios from Blackrock Re - entering crypto • Launched crypto trading in Brazil and Australia • Actively exploring digital asset licenses in a number of other markets Europe • Preparing for the launch of Webull App in the Netherlands (Official launch in September) LatAm • Launched the Latin America Webull App and completed migration of Mexican users from the Flink App webullcorp.com/investor - relations/ Webull acquired the Mexican investment platform Flink in November 2023. 3

4.35 4.51 4.66 4.72 4.73 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 97.9% 98.4% Q2 2025 Business Results – Users and Accounts 4 Funded Accounts in millions Registered Users in millions % Quarterly Retention webullcorp.com/investor - relations/ 98.3% 97.5% +18% YEAR - OVER - YEAR Registered users increased 18% year - over - year to 24.9 million, while funded accounts grew 9% year - over - year to 4.73 million 21.1 22.1 23.3 24.1 24.9 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 97.1% +9% YEAR - OVER - YEAR

Q2 2025 Business Results – Customer Assets Customer assets reached all time high in Q2, driven by market recovery and strong net deposits 5 Net Deposits $ in billions webullcorp.com/investor - relations/ 1.1 1.6 1.2 1.1 1.5 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 9.7 11.5 13.6 12.6 15.9 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 Customer Assets $ in billions +64% YEAR - OVER - YEAR +36% YEAR - OVER - YEAR $5. 4 BILLION NET DEPOSITS OVER THE LAST TWELVE MONTHS

Equity Notional Volume $ in billions Q2 2025 Business Results – Trading Core products of equities and options trading volume increased 58% and 8% year - over - year, respectively 6 Options Contracts Volume in millions webullcorp.com /investor - relations/ 102 119 128 128 161 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 118 119 112 121 127 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 +58% YEAR - OVER - YEAR +8% YEAR - OVER - YEAR

Total Revenues $ in millions Q2 2025 Financial Results – Revenues & Expenses Total revenues increased 46% year - over - year, significantly outpacing growth in expenses 7 Adjusted Operating Expenses $ in millions webullcorp.com/investor - relations/ 90.1 101.1 110.1 117.4 131.5 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 90.3 106.5 88.6 88.7 108.2 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 +46% YEAR - OVER - YEAR +20% YEAR - OVER - YEAR

Adjusted Operating Profit $ in millions | Q2 2025 Financial Results – Profits and Margins Resulting in three straight quarters of operating profitability 8 Adjusted Net Income $ in millions | webullcorp.com/investor - relations/ - 0.3% - 5.3% 19.6% 24.4% 17.7% % Adjusted Operating Profit Margin +18.0 PT OPERATING PROFIT MARGIN IMPROVEMENT OVER Q2 LAST YEAR - 0.3 - 5.4 21.6 28.7 23.3 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 +$23.6 MILLION IMPROVEMENT YEAR - OVER - YEAR +$16.9 MILLION IMPROVEMENT YEAR - OVER - YEAR % Adjusted Net Income as Percentage of Revenue +13.4 PT NET INCOME IMPROVEMENT OVER Q2 LAST YEAR - 1.5 - 5.7 15.0 21.3 15.4 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 - 1.7% - 5.6% 13.6% 18.1% 11.7% Adjusted operating profit and adjusted net income are non - GAAP financial measures that exclude share - based compensation expenses , foreign currency transaction losses and one - time transactions. Specifically, Q2 2025 adjusted net income excludes offering expenses related to the Company’s listing which was completed in April 2025.

Q2 2025 Financial Results – Trading Related Revenues Trading related revenues increased 63% year - over - year on the back of trading volume growth and higher monetization 9 webullcorp.com/investor - relations/ 13.1 16.2 18.1 18.8 19.6 36.8 42.6 47.3 53.4 56.2 4.6 7.1 6.7 9.5 13.0 0.0 10.0 20.0 30.0 40.0 50.0 60.0 70.0 80.0 90.0 100.0 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 Equity Revenue Option Revenue Platform and trading fees | $ in millions 54.5 65.9 72.1 81.7 88.8 646 707 778 924 1008 DARTs in thousands DARTs refer to daily average revenue trades, which is the number of customer trades executed during a given period divided by th e number of trading days in that period.

Q2 2025 Financial Results – Interest Related Income Interest - related income increased 14% year - over - year, mainly due to increase in client cash and margin balance 10 webullcorp.com/investor - relations/ 7.8 7.3 5.3 5.4 7.6 7.0 8.1 7.5 8.9 8.6 13.6 14.1 17.9 14.6 18.0 3.5 3.4 2.5 2.2 2.1 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 Stock Lending Margin Financing Client Cash Corporate Cash $ in millions 31.9 32.9 33.2 31.1 36.3

Q2 2025 Financial Results – Adjusted Operating Expenses Expenses grew primarily due to brokerage and transaction expense driven by higher trading volumes and increased marketing spe nd 11 webullcorp.com /investor - relations/ 25.9 24.6 27.4 27.4 26.2 12.8 14.4 15.7 15.4 17.5 18.9 19.9 22.6 23.2 34.8 32.7 47.6 22.9 22.7 29.7 0.0 20.0 40.0 60.0 80.0 100.0 120.0 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 General and Administrative Technology and Development Brokerage and Transaction Marketing and Branding $ in millions 90.3 106.5 88.6 108.2 88.7

Appendix

Appendix: Contra Revenue

We offer marketing promotions to our platform users that are intended to increase the amount of platform users' assets on our platform by incentivizing platform users to deposit more cash or transfer securities from other third-party brokerages into their Webull brokerage account in return for a promotional payment in cash or free shares.

Most of our platform users are not considered customers under ASC 606, Revenues from Contracts with Customers ("ASC 606"), and promotional payments made to these platform users are accounted for as a marketing and branding expense. Conversely, for our platform users who have been determined to be customers under ASC 606, we account for these promotional payments as a reduction in revenue (i.e., "contra revenue"). The following presents how contra revenue impacted our trade related revenues.

$ in millions

Contra revenue impact on:	2024 Q2	2024 Q3	2024 Q4	2025 Q1	2025 Q2
Option handling fees	$ (0.05)	$ (0.03)	$ (0.04)	$ (0.10)	$ (1.46)
Platform and trading fees	(0.68)	(0.71)	(1.03)	(2.70)	(3.22)
Other revenue	-	-	-	-	(0.43)
Total contra revenue	**$ (0.73)**	**$ (0.74)**	**$ (1.07)**	**$ (2.80)**	**$ (5.11)**

webullcorp.com/investor-relations/

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Appendix: Unaudited Reconciliations of Non - GAAP and GAAP Results Adjusted Operating Expenses and Total Operating Expenses Reconciliation: 14 Adjusted Operating Profit Reconciliation: $ in millions Adjusted Net (Loss) Income Reconciliation: 2024 Q2 2024 Q3 2024 Q4 2025 Q1 2025 Q2 Total operating expenses (GAAP) 98.8$ 111.9$ 95.2$ 96.8$ 135.2$ Less: share-based compensation (8.5) (5.4) (6.6) (8.1) (27.0) Adjusted operating expenses (Non-GAAP) 90.3$ 106.5$ 88.6$ 88.7$ 108.2$ $ in millions $ in millions 2024 Q2 2024 Q3 2024 Q4 2025 Q1 2025 Q2 (Loss) income before income taxes (GAAP) (10.1)$ (9.3)$ 17.1$ 19.5$ (21.4)$ Add: Other expense (income), net 1.3 (1.5) (2.1) 1.1 17.7 Add: Share-based compensation 8.5 5.4 6.6 8.1 27.0 Adjusted operating (loss) profit (Non-GAAP) (0.3)$ (5.4)$ 21.6$ 28.7$ 23.3$ 2024 Q2 2024 Q3 2024 Q4 2025 Q1 2025 Q2 Net (loss) income attributable to the Company (GAAP) (11.6)$ (9.5)$ 10.8$ 13.1$ (28.3)$ Add: Share-based compensation 8.5 5.4 6.6 8.1 27.0 Add: Foreign currency transaction losses (gains) 1.6 (1.6) (2.4) 0.1 5.7 One-time transaction: Add: Equity offering costs - - - - 11.0 Adjusted net (loss) income (Non-GAAP) (1.5)$ (5.7)$ 15.0$ 21.3$ 15.4$

Appendix: Unaudited Reconciliations of Non - GAAP and GAAP Results (Cont.) 15 Adjusted Operating Expenses Reconciliation: (1) Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The impact of th ese reclassifications is immaterial to the presentation of the financials taken as a whole. $ in millions Operating expenses (GAAP) 2024 Q2 2024 Q3 2024 Q4 2025 Q1 2025 Q2 Brokerage and transaction 18.9$ 19.9$ 22.6$ 23.2$ 34.8$ Technology and development 15.0 16.5 17.5 16.9 19.1 Marketing and branding (1) 33.2 48.1 23.4 23.0 30.3 General and administrative 31.7 27.4 31.7 33.7 51.0 Total operating expenses 98.8 111.9 95.2 96.8 135.2 Less: Share-based compensation 2024 Q2 2024 Q3 2024 Q4 2025 Q1 2025 Q2 Technology and development 2.2 2.1 1.8 1.5 1.6 Marketing and branding 0.5 0.5 0.5 0.3 0.6 General and administrative 5.8 2.8 4.3 6.3 24.8 Total share-based compensation 8.5 5.4 6.6 8.1 27.0 Adjusted operating expenses (Non-GAAP) 2024 Q2 2024 Q3 2024 Q4 2025 Q1 2025 Q2 Brokerage and transaction 18.9 19.9 22.6 23.2 34.8 Technology and development 12.8 14.4 15.7 15.4 17.5 Marketing and branding 32.7 47.6 22.9 22.7 29.7 General and administrative 25.9 24.6 27.4 27.4 26.2 Total adjusted operating expenses 90.3$ 106.5$ 88.6$ 88.7$ 108.2$